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July 29, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Evan Ewing Jay Ingram

	Re:	Eve Holding, Inc.
Registration Statement on Form S-1
Filed June 1, 2022
File No. 333-265337

Dear Mr. Ewing and Mr. Ingram:

On behalf of our client, Eve Holding, Inc, (the “Company”), we hereby provide the Company’s responses to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 27, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed with the Commission on June 1, 2022.

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Mr. Evan Ewing and Mr. Jay Ingram

U.S. Securities and Exchange Commission

July 29, 2022

Registration Statement on Form S-1

Cover Page

1.	For each of the securities being registered for resale, disclose the price that each selling securityholder paid for such securities.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 54-55 of the Registration Statement.

2.

Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 9-10, 54-56 and 98-99 of the Registration Statement.

3.

We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that a portion of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 54-55 and 98-99 of the registration statement.

Risk Factors, page 11

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54-55 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 89

5.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Mr. Evan Ewing and Mr. Jay Ingram

U.S. Securities and Exchange Commission

July 29, 2022

In response to the Staff’s comment, the Company has revised the disclosure on pages 98-99 of the Registration Statement.

Cover Page

6.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Embraer Aircraft Holding, Inc., a beneficial owner of over 90% of your shares of common stock, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and page 99 of the Registration Statement.

General

7.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that each selling securityholder acquired their shares and warrants and the price that the public securityholders acquired their shares and warrants. Disclose for each applicable selling securityholder that while such selling securityholder may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 54-55 and 98-99 of the registration statement.

* * * * *

Please contact me at (212) 687-5122 or michelle.gasaway@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ P. Michelle Gasaway, Esq.

cc:	Flávia Pavie, General Counsel, Eve Holding, Inc.
Paul T. Schnell, Skadden, Arps, Slate, Meagher & Flom LLP
Thomas W. Greenberg, Skadden, Arps, Slate, Meagher & Flom LLP

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